          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 2003

                                                      REGISTRATION NO. 333-

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                         SORRENTO NETWORKS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              -------------------

            NEW JERSEY                             3672                             22-2367234
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                               9990 MESA RIM ROAD
                           AN DIEGO, CALIFORNIA 92121
                                 (858) 558-3960
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                 AREA CODE, OF REGISTRANT'S PRINCIPAL OFFICES)

                              -------------------

                               PHILLIP W. ARNESON
                            CHIEF EXECUTIVE OFFICER
                         SORRENTO NETWORKS CORPORATION
                               9990 MESA RIM ROAD
                          SAN DIEGO, CALIFORNIA 92121
                                 (858)-558-3960
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                              -------------------

                        Copies of all communications to:
                            W. RAYMOND FELTON, ESQ.
               GREENBAUM, ROWE, SMITH, RAVIN, DAVIS & HIMMEL LLP
                            METRO CORPORATE CAMPUS I
                              POST OFFICE BOX 5600
                          WOODBRIDGE, NEW JERSEY 07095
                                 (732) 549-5600

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              -------------------

                        CALCULATION OF REGISTRATION FEE

                                                                            PROPOSED
                                                                            MAXIMUM
                                                                            OFFERING          AGGREGATE        AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES                                       PRICE            OFFERING        REGISTRATION
              TO BE REGISTERED                AMOUNT TO BE REGISTERED(1)   PER SHARE(2)        PRICE(2)           FEE
              ----------------                --------------------------   ------------       --------           ---
Common Stock, par value $6.00 per share.....          15,000,000              $6.88        $103,200,000.00     $8,348.88

(1) Includes an indeterminate number of shares of common stock issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2) Estimated pursuant to Rule 457 based upon the closing price of the common stock on March 17, 2003 as reported on the Nasdaq National Market solely for the purpose of computing the registration fee.

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
________________________________________________________________________________

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 20, 2003

PROSPECTUS

                         SORRENTO NETWORKS CORPORATION

                               15,000,000 SHARES

                                  COMMON STOCK

    This prospectus relates to an aggregate of 15,000,000 shares of our common stock. These shares are being registered pursuant to registration rights obligations we have to the holders of our 9.75% Senior Convertible Debentures Due August 2, 2004 and to the holders of shares of Series A Preferred Stock issued by our subsidiary, Sorrento Networks, Inc., or SNI. Our 9.75% debentures and the Series A Preferred Stock will be exchanged for shares of our common stock and new 7.5% Senior Convertible Debentures Due August 4, 2007, at a closing currently anticipated to be held on or about May 13, 2003.

    Approximately 10,440,000 of the shares being registered hereunder will be issued or issuable in exchange for the currently outstanding 9.75% debentures and Series A Preferred Stock and upon conversion of the new 7.5% debentures. The remaining 4,560,000 shares are potentially issuable as payment of interest or a commitment fee on the new 7.5% debentures and to prevent dilution in the event we issue common stock at a price less than the conversion price of the new 7.5% debentures.

    We will not own any of the shares, so we will receive no proceeds when they are sold.

    Our common stock is quoted on the Nasdaq National Market under the symbol 'FIBR.' On March 17, 2003, the closing price for our common stock was $61.88.

    INVESTING IN COMMON STOCK INVOLVES RISK. BEFORE YOU INVEST, YOU SHOULD CONSIDER CAREFULLY THE 'RISK FACTORS' ON PAGE 11.

    Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                   THE DATE OF THIS PROSPECTUS IS MARCH 20, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE COMPANY.................................................    3
THE RESTRUCTURING...........................................    3
OUR BUSINESS................................................    4
RISK FACTORS................................................   11
THE OFFERING................................................   21
USE OF PROCEEDS.............................................   21
SELLING SHAREHOLDERS........................................   21
SUMMARY OF REGISTRATION RIGHTS AGREEMENT....................   23
PLAN OF DISTRIBUTION........................................   23
DESCRIPTION OF OUR COMMON STOCK.............................   25
WHERE YOU CAN FIND MORE INFORMATION.........................   25
FORWARD LOOKING INFORMATION.................................   26
LEGAL MATTERS...............................................   27
EXPERTS.....................................................   27
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
  SECURITIES ACT LIABILITIES................................   27

                                  THE COMPANY

    We are a leading supplier of intelligent optical networking solutions for metropolitan and regional applications worldwide. Our solutions enable communication carriers and service providers to offer broadband networking services over optical fibers for metropolitan and regional applications. Our technologies permit telecommunications service providers to increase fiber capacity and fiber bandwidth utilization, reduce network costs and complexity over scalable and efficient networking platforms. Our optical networking systems support a wide variety of protocols, mixed speeds of traffic and accommodate changing traffic patterns directly over optical networks.

    Our product solutions include optical access, optical transport, and network management solutions optimized for metro and regional markets, and combine to create powerful, cost-effective, and easy-to-manage optical networks. Our dense wavelength division multiplexing, or DWDM, and course wavelength division multiplexing, or CWDM, platforms can be used in both metropolitan and regional network applications. DWDM technology allows many optical signals to be transmitted simultaneously on the same optical fiber by using different wavelengths of light to distinguish the signals. This technology increases optical network capacity and flexibility.

    Our comprehensive suite of optical networking interfaces and optical access multiplexers allow us to also address broadband applications in the optical access market including data center fail-over recovery, storage area networking and internet connectivity applications. Our introduction of a CWDM product is a lower cost, entry level solution that can be used for enterprise and carrier customer access that complements our DWDM product line. Multiplexing is a process that combines a number of lower speed data transmissions into one high-speed data transmission.

    We also have two powerful network management solutions for our DWDM product line. Addressing all key management aspects -- fault, configuration, performance, and security -- these systems conform to North American and international standards and are simple to learn and use. We have a robust, carrier-class management system that offers broad functionality, including equipment/facilities management, fault management, performance monitoring, security control, alarm filtering, and remote download. We also have an enterprise network management solution that provides an intuitive graphical interface and covers operations, administration, maintenance, and provisioning functionality for our DWDM networks.

    We currently have an installed base with over 20 communications service providers and system integrators worldwide, including AT&T Broadband, now Comcast Corporation, Deutsche Telekom, Cox Communications, United Pan-Europe Communications, El Paso Global Networks and Edison Carrier Solutions.

    Our shares of common stock are traded on the Nasdaq National Market under the symbol 'FIBR.'

    Our principal executive offices are located at 9990 Mesa Rim Road, San Diego, California 92121. Our telephone number is (858) 558-3960. Our website is sorrentonet.com. We do not intend the information found on our website to be a part of this prospectus.

                               THE RESTRUCTURING

    On March 6, 2003, we, SNI, and the holders of our outstanding 9.75% debentures and Series A Preferred Stock executed an Exchange Agreement, pursuant to which we have agreed to exchange the outstanding 9.75% debentures and Series A for shares of our common stock and new 7.5% debentures in an aggregate principal amount of $13.1 million. The closing of the restructuring transaction will occur as soon as is practicable after the effective date of the registration statement of which this prospectus forms a part, subject to the satisfaction or waiver of the conditions set forth in the Exchange Agreement. We currently expect the closing to be on or about May 13, 2003.

    An aggregate of approximately 10,440,000 shares of our common stock will be issued at the closing of the restructuring transaction or will be issuable upon conversion of the New Debentures. The new 7.5% debentures that will be issued in the restructuring transaction will be convertible into between approximately 1,134,000 and approximately 3,201,000 shares (representing approximately 8.08% and 22.9% respectively of our shares outstanding on a diluted basis), depending on the conversion price, which we will not know until shortly before the closing of the restructuring transaction. The conversion price of the new 7.5% debentures will depend upon the closing price of our stock prior to the closing of the restructuring transaction. Because we will not know the conversion price until shortly before closing the restructuring transaction, we cannot now determine the precise number of shares of our common stock that will be issued to the holders of the outstanding 9.75% debentures and Series A at the closing of the restructuring transaction and the precise number of shares of our common stock that will be issuable upon conversion of the new 7.5% debentures.

    'Diluted basis' means the total number of shares of our common stock issued and outstanding after giving effect to (i) the issuance of shares of common stock as part of the restructuring transaction, (ii) shares of our common stock issuable upon conversion of the new 7.5% debentures, (iii) shares of our common stock issuable upon exercise of the new warrants to be issued to our existing shareholders; and (iv) shares of our common stock issuable under our 2003 Equity Incentive Plan. 'Diluted basis' does not give effect to (i) shares of our common stock issuable upon conversion of our Series D Preferred Stock, and (ii) shares of our common stock issuable upon exercise of existing options or warrants.

    In addition to issuing shares of our common stock and new 7.5% debentures, we will issue warrants to our shareholders of record as of a date to be determined, but which will be no more than ten (10) business days prior to the closing of the restructuring. The warrants will be non-transferable warrants to purchase approximately 4.2% of our common stock on a diluted basis, and will be exercisable beginning one year after the closing at a 10% premium over an average closing price of our stock prior to the closing of the restructuring. Exercise of the warrants will be subject to the effectiveness of a separate registration statement with respect to the common shares to be issued upon exercise of the warrants.

    Prior to the closing of the restructuring transaction, we will merge with and into a new Delaware corporation, formed for the purpose of reincorporating in Delaware. No later than the first anniversary of the closing date of the restructuring transaction, we will merge with our subsidiaries, SNI, Meret Communications, Inc., and Sorrento Valley Real Estate Holdings, LLC. We will be the surviving corporation of that merger.

    As a result of the consummation of the transactions contemplated by the Exchange Agreement, all pending legal actions between us and SNI, and the holders of the Series A relating to the Series A will be dismissed.

                                  OUR BUSINESS

UNDERSTANDING OUR MARKET

RAPID GROWTH IN BANDWIDTH DEMAND

    Fueled by the growth of the Internet, the volume of data traffic transmitted across telecommunications networks now exceeds voice traffic. The growth of data traffic is attributable to increased Internet usage, increased access speeds and greater use of bandwidth intensive applications. Bandwidth means the capacity to move information down a communications channel. Bandwidth is defined by the highest data rates that can be transmitted by that channel and is commonly measured in bits per second. According to Ryan, Hankin & Kent, Internet traffic is projected to increase at a rate exceeding 40% per year for the next five years.

MIGRATION OF NETWORK INFRASTRUCTURE

    Traditional copper-based and SONET/SDH based telecommunications infrastructures were originally designed for voice traffic. These infrastructures do not scale effectively to provide the bandwidth needed to support the growth in high-speed data traffic. In addition, these infrastructures need network-wide upgrades in order to accommodate growing traffic thus resulting in long delays for provisioning new services.

    DWDM and CWDM technologies are more flexible, more efficient and more scalable networking alternatives for meeting the growing demand for bandwidth and new broadband services. Broadband means technologies or networks that have the ability to transmit high data rates. DWDM means dense wavelength division multiplexing, which is a sophisticated opto-electronics technology that uses multiple wavelengths of light very efficiently to greatly increase the number of video, data or voice channels of information that can be sent on a single optical fiber. SONET means a transmission protocol for high-speed transmission over fiber optic cable, which was introduced by Bell Communications in 1984 and quickly accepted by American National Standards Institute. SDH means Synchronous Digital Hierarchy, which is transmission protocol for high-speed transmission over fiber optic cable published in 1988 by the Consultative Committee for International Telegraph and Telephony. It is a transmission protocol used outside the United States that is similar to SONET.

    DWDM networks for long-haul applications were the first to be deployed, and optical solutions specifically designed to address the challenges faced by metropolitan markets have significantly lagged in deployment. Accordingly, metro networks are considered to be traffic bottlenecks in the fast and efficient transmission of data.

ENHANCED COMPETITION IN THE SERVICE PROVIDER MARKET

    Worldwide deregulation in the telecommunications industry has led to an increase in the number of service providers seeking to address the growing demand for bandwidth. In the U.S. and internationally, traditional service providers such as incumbent local exchange carriers (ILECs), inter-exchange carriers (IXCs) and post, telephone and telegraph companies (PTTs) are seeing new entrants in the broadband networking market seeking to capitalize on the growing demand for bandwidth. A number of competitors to these incumbents are building new data-centric networks to address the present bandwidth bottlenecks in the metropolitan markets, including utilities and cable television companies which are upgrading their current networks and are leveraging existing investments in fiber optic infrastructure to deliver high-speed data services in both the local and regional markets. This enhanced competition in the carrier and service provider markets is driving increased capital expenditures on network infrastructure that is focused on delivering scalable high-speed data services in a cost efficient manner.

NETWORK TOPOGRAPHY

    The following describes each of the network segments within the optical network hierarchy:

    LONG-HAUL NETWORKS are high capacity networks that connect service providers and carry voice and data across large geographic regions, typically spanning distances up to 4,000 kilometers. Long-haul networks are relatively simple networks, built around SONET/SDH technology and are primarily designed only to satisfy service provider long haul network capacity requirements.

    METROPOLITAN CORE (METRO-CORE) NETWORKS connect the central offices of service providers in a metropolitan area and facilitate the transport and switching of traffic within extended metropolitan areas and between the network edge and long-haul networks. Metropolitan core networks are typically implemented in ring configurations and reach ring circumferences up to 300 kilometers. In order to efficiently use the optical network, sub-rate multiplexing devices aggregate traffic into wavelengths carrying higher speed aggregate bit rates across telecommunications networks. Regional networks typically transport voice and data traffic between cities across distances of 200 to 600 kilometers or more.

    ACCESS NETWORKS connect enterprises or traffic aggregation nodes, in multiple locations throughout metropolitan areas, to service providers' central offices or connect different end-user locations to each other. In order to efficiently use the optical network, optical access devices aggregate traffic from end users into wavelengths or wavelength bands for transport across telecommunications networks. Because access networks must support the varying demands of end users, these networks tend to be very complex.

METROPOLITAN AREA OPTICAL NETWORK OPPORTUNITY

    Although optical technologies are being deployed in long-haul networks to relieve capacity constraints, these solutions are not specifically designed to address the issues inherent in metropolitan and regional optical networks. Data is normally mapped into the voice multiplexing hierarchy for transport over the long-haul network. Metropolitan optical networks are characterized by varying traffic patterns and protocols as well as varied topologies and end-user requirements, making them more complex and difficult to manage than long haul networks. As a result, service providers have only recently begun to exploit the benefits of optical technologies in metropolitan optical networks.

    The optical networking market has seen a substantial downturn in 2002 from 2001 levels. The metro WDM market, which was expected to increase, has also experienced a slowdown in as capital spending has declined throughout the telecommunications industry. While we believe that the metro WDM world-wide market will grow significantly in the years to come, such growth is not likely to occur until capital spending resumes in the markets we serve, and we are unable to assess at present when this might take place. According to industry analysts, including Ryan, Hankin and Kent and others, the metro WDM market in 2001 was about $1.2 billion worldwide and is expected to grow to $3.6 billion by 2005.

REGIONAL OPTICAL NETWORK OPPORTUNITY

    In addition to the metropolitan market, recent engineering enhancements have permitted the use of DWDM networking platforms for regional optical networking applications. This development opens up the opportunity to address a portion of the substantial long haul market. In some regions, e.g., Europe, regional solutions apply to the majority of the networks installed. Industry researchers recently started looking at reclassifying the regional market opportunity, although statistical data for this market are not available.

SPECIFIC CHALLENGES FACING METROPOLITAN OPTICAL NETWORKS

    Service providers face numerous specific challenges in addressing metropolitan and regional optical networks:


    Scalability Limitations. Originally constructed for voice traffic, the current network infrastructure based on SONET/SDH technology does not allow for the network efficiencies necessary to address the shift to a predominantly data-driven network. Due to its inherent lack of scalability, the current network infrastructure may require service providers to undertake the expensive and tedious process of replacing network equipment or adding new layers of similar equipment in response to changes or increases in bandwidth demand. Alternative approaches to WDM are being developed by other vendors to address the scalability of the SONET/SDH networks. These nonstandard solutions are called next generation SONET/SDH and can minimize the wasted bandwidth of legacy SONET/SDH. While these solutions allow carriers to combine voice and data on the same network, such solutions do not, however, expand the amount of bandwidth available and are, therefore, unable to accommodate the need for large amounts of bandwidth.

    Need to Support Multiple Protocols. Metropolitan optical networks are characterized by a wide variety of protocols. The inability to support multiple protocols and services from a single platform further increases the cost and complexity of the metropolitan networks. Alternative approaches to WDM are being developed by other vendors to address the requirement for support of multiple services. These nonstandard solutions are called multi-service provisioning platforms. These solutions generally carry out protocol conversions and are much more complex than WDM solutions.

    Market Downturn. Virtually all telecom related market segments have suffered a decline in demand in the current economic downturn. What was once viewed as only a long-haul decline in market demand has now affected the regional and metropolitan networks as both enterprise and carrier business have cut back capital spending. Although we expect that demand in the regional and metropolitan markets will be strong in future periods, there are no assurances that capital spending will resume within this sector in the near term.

       Several Stages of Conversion. Present solutions require several conversions to transport data through a metropolitan network. In the access networks, aggregation of traffic often requires protocol conversions into a common protocol before optical transmission. In the central office, data is often demultiplexed and converted into electrical signals for regeneration, switching or further aggregation into higher capacity links and then reconverted into optical signals for transmission in the metro-core network.

       Inefficient Bandwidth Utilization. Within metropolitan optical networks, service providers must cater to end-users with varying access speeds. Current optical access solutions do not make efficient use of scarce wavelength resources. Service providers must assign a full wavelength to each signal, whether or not the end-user requires the full bandwidth potential of each wavelength.

       Difficulty of Network Management. Multiple protocols and services, coupled with the lack of standards that exist in metropolitan optical networks, make network management functions, such as performance monitoring and configuration, exceedingly difficult. Lack of a robust network management platform further adds to the cost and complexity of metropolitan optical networks.

       Need for New, Enhanced Service Offerings to Generate New Revenue Opportunities. Service providers are searching for next-generation solutions that will enable them to generate additional sources of revenue from offering new or enhanced services to their customers. Current solutions typically require the service provider to deploy equipment that is specifically designed for a particular service and transmission rate. Next-generation solutions must be able to offer enhanced features, wavelength provisioning and bandwidth-on-demand, that end-users will increasingly request from service providers.


OUR SOLUTION

    Our solutions feature products designed to specifically address the shortcomings of legacy SONET/SDH networks and to facilitate offering new services throughout metropolitan and regional optical networks. We enable our customers to meet the rapidly growing demand for bandwidth by offering end-to-end metropolitan and regional optical networking solutions for the aggregation, transport and management of traffic. Our current products, including our GigaMux'r' DWDM transport system, our EPC'TM' sub-rate multiplexing modules, our JumpStart'TM' CWDM transport system, as well as the network management product line that includes GigaView, TeraManager'TM' and TeraConfigurator'TM', are specifically designed to meet the unique requirements of the metropolitan and regional markets.

    Our optical networking solutions offer numerous benefits including:

    Cost Effective Entry-Level Access Solution. Our Jumpstart CWDM platform allows low cost multiplexing of up to four wavelengths carrying a mix of protocols and signals for access applications. CWDM means coarse wavelength division multiplexing, which is a sophisticated opto-electronics technology that uses multiple wavelengths of light to increase the number of video, data or voice channels of information that can be sent on a single optical fiber.

    Scalable Architecture. We have created an optical networking solution that simultaneously transmits voice, data, and video over optimized fiber channels. The modular architecture of our solution enables service providers to incrementally expand capacity as their bandwidth needs increase. This simple, scaleable, and functional solution solves short and long-term service provider problems, which enhances their ability to reduce costs and offer value-added services. For example, a service provider can begin deployment with a single channel and later expand up to 64 channels, providing up to 640 gigabits per second, or Gbps, of transmission capacity without interrupting existing traffic. A fiber channel is a serial data transfer architecture standard conceived for new mass storage devices and other peripheral devices that require very high bandwidth connections. Bit rates for fiber channels are either 1.06 Gbps or 2.1 Gbps.

      Protocol and Signal Transparency. Our suite of solutions transports a mix of protocols and signals, including SONET/SDH, Asynchronous Transfer Mode (ATM) over SONET, Internet Protocol (IP) over SONET, Gigabit Ethernet, Fibre Channel and Enterprise System Connectivity in their native formats over numerous wavelengths in the same fiber. This transparency provides operational simplicity in that the service provider can offer networking connectivity without having to worry about protocol conversions. This is particularly important in metropolitan areas where multiple protocols are utilized and data transmission rates change often. The transparency of our solution eliminates the unnecessary conversions from optical to electrical and back to optical, as well as eliminates several layers of equipment that would otherwise be required in the transport and switching of traffic, thus reducing network complexity and signal latency.

      Protocol Aggregation. Our EPC'TM' optical access multiplexer aggregates traffic, of varied rates utilizing a wavelength per direction of transmission, from businesses and network points of presence for transport throughout optical networks. This aggregation allows better utilization of wavelengths and lowers capital expenditures of telecom service providers by reducing investments in excess network capacity.

      Manageability. The design of our end-to-end optical networking solution will allow service providers to perform network management from a single platform with our TeraManager'TM' product. This intelligent optical network element management software platform provides fault, configuration, performance, and security management utilizing an easy-to-use graphical user interface that allows point and click network provisioning and monitoring.

      Regional Optical Transport. Our solution permits service providers to expand beyond the confines of metropolitan networks using the same platform for metropolitan and regional applications. Regional networks can now be built using the lower cost solutions developed for the metropolitan environment.


OUR STRATEGY

    Our objective is to become a leading supplier of intelligent optical networking solutions for metro and regional applications worldwide. The key elements of our strategy are to:

    ENHANCE AND COMPLETE OUR METROPOLITAN/REGIONAL OPTICAL
    NETWORKING SOLUTIONS

        We intend to continue to enhance our existing family of metropolitan and regional optical networking products and to introduce new products that increase the functionality of our end-to-end optical solution. We introduced TeraManager'TM' and TeraConfigurator'TM' in our management solution portfolio in fiscal 2002. We also introduced JumpStart'TM', our CWDM solution, in fiscal year 2002. The combination of our GigaMux'r' optical transport products, with the EPC'TM' sub-rate multiplexer, the JumpStart'TM' CWDM, and TeraManager'TM', our carrier class network management product, creates an intelligent all-optical transport solution.

    LEVERAGE OUR ENGINEERING LEADERSHIP

        We intend to leverage our engineering expertise in the areas of optical, mechanical, electrical and network management design to continue to provide leading end-to-end metropolitan and regional optical networking systems and to expand our market share. We believe we were the first company to commercially ship a metropolitan optical networking product using DWDM technology. As of January 31, 2003, we had a skilled team of 29 engineers that continually focus on developing products for the metropolitan and regional optical transport market. We believe that our technological leadership has been the key to our success and will enable us to rapidly develop new product offerings and end-to-end optical solutions for the metropolitan and regional markets.

      ALLOW OUR CUSTOMERS TO LEVERAGE THEIR FIBER ASSETS BY OFFERING REVENUE-GENERATING SERVICES


        The majority of our existing customers and targeted customers have a large amount of fiber assets in the metropolitan and regional network infrastructure. We intend to continue to develop and provide solutions that will enable our customers to leverage their existing fiber infrastructure to deliver revenue-generating services, while reducing their overall network costs. In addition, we believe our existing customer base provides us with an advantage when competing for new customers. We intend to continue to work closely with our customers and invest in sales and marketing resources to maintain our high level of customer service and remain responsive to our customers' changing needs.

    AGGRESSIVELY PURSUE EXPENSE REDUCTION INITIATIVES

        We plan to aggressively pursue cost reduction initiatives to bring our expenses in line with current and future anticipated revenues. Such reductions may affect the size of our workforce, and may require decreasing our operating expenses and capital spending. During the past two fiscal years we have concentrated on implementing initiatives that have lowered our operating costs and anticipate the need for continued cost reductions if sales volume does not increase in the near future.

    MAINTAIN OUR SALES, SERVICE AND SUPPORT ORGANIZATIONS WORLDWIDE

        We intend to continue to market our products worldwide. We currently have sales, service and support teams in North America, Europe and Asia. We believe that sales, service and support efforts on a customer-by-customer basis are most effective due to the technical evaluation and significant investments that are made by our customers.

PRODUCTS

    Our family of optical networking systems is designed to provide our customers with end-to-end solutions for the metropolitan and regional optical networking markets. Our transport, access, switching and network management systems include the following products, some of which are still in development.

GigaMux'r' -- DWDM Optical Transport

    Our GigaMux'r' optical transport product utilizes DWDM technology to expand the capacity of new and existing fibers and enable traffic to travel throughout metropolitan optical networks without optical to electrical to optical conversions at each intermediate node. Our GigaMux'r' features wavelength translation, wavelength multiplexing, optical amplification, optical add-drop multiplexing, protection switching and performance monitoring. The scalable and modular architecture of our GigaMux'r' product enables service providers to easily and cost-effectively expand their existing networks as bandwidth requirements increase. GigaMux'r' can simultaneously transport multiple protocols bi-directionally over one or more fibers, which reduces the cost and complexity of the network.

    Our GigaMux'r' product is Network Equipment Building Standards, or NEBS, level III certified. As of January 31, 2003, we have shipped our GigaMux'r' product to over 20 direct carrier customers or resellers worldwide. Our GigaMux'r' product includes the following key features:

     Scalability: the system can grow from 1 to 64 protected channels (640 Gbps/fiber) without a major upgrade or service interruption.

     Protocol transparency: the system can aggregate and transport SONET/SDH (OC-3/STM-1 through OC-192/STM-64 carrying voice, IP or ATM traffic), ESCON, Fibre Channel, Fast Ethernet, Gigabit Ethernet and video.

     Modular protection: the system's modular protection system allows redundancy to be implemented at any point in the network.

     Add/drop channels: the system is equipped with add/drop modules that allow specific channels to be added or dropped while all other channels pass through. Our filter subsystem can add or drop from single channels to larger wavelength bands.


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      Reach: Up to 600 kilometers with optical amplifiers and up to 1000 km with the addition of dispersion compensation.

EPC'TM' -- Sub-Rate Access Multiplexer

    Electric Photonic Concentrator, or EPC'TM', is our sub-rate access multiplexer product that aggregates a wide variety of traffic from businesses and network points of presence for high-speed transport throughout optical networks. The traffic is aggregated and effectively shares a wavelength per direction of transmission and can be ported directly into the DWDM stage of our GigaMux'r'. EPC'TM' is designed to lower the cost and increase the efficiency of bandwidth delivery within optical networks.

    Our EPC'TM' products include the following key features:

      Support for asynchronous or synchronous (SONET/SDH) time division multiplexing of data Provisionable bit rates and protocol and overhead transparency

JumpStart'TM' -- CWDM Transport

    JumpStart is our entry level solution for multiplexing up to 4 bi-directional data channels using coarse wavelength division multiplexing technology on a single fiber. The product is very compact and can be stacked to provide additional capacity -- 4 channels per fiber.

TeraManager'TM' -- Element Management System

    TeraManager'TM' is our TL1-based intelligent element management software platform that provides fault, configuration, performance and security management for all the Sorrento networks products and for networks built with such products. Service providers can operate our network management platform through an easy-to-use graphical user interface, which gives users a complete network view and enables point and click provisioning and monitoring.

    Our TeraManager'TM' product includes the following features:

    Fault, configuration, security and performance management

      Carrier class performance

      Interface with higher layer operation support systems

MERET OPTICAL COMMUNICATIONS

    Our optical networking subsidiary, Meret Communications, Inc., doing business as Meret Optical Communications, also markets our new CWDM product, as well as feature-rich video transport and switching, radio frequency, or RF, transmission, and RF synthesis products.

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                                  RISK FACTORS

WE HAVE SUBSTANTIAL DEBT, AND WE MAY NOT GENERATE SUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.

    Upon closing the restructuring transaction, our total debt will consist primarily of approximately $13.1 million principal amount of new 7.5% debentures with a maturity date in August 2007, and mortgage debt of approximately $3,630,000. The amount of our debt could have important consequences, including:

      impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

      requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on indebtedness, thereby reducing the funds available for operations;

      limiting our ability to grow and make capital expenditures due to the financial covenants contained in our debt arrangements;

      impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise;

      placing us at a competitive disadvantage compared to our competitors that have less debt; and

      making us more vulnerable if the current general economic downturn continues or if our business experiences difficulties.

    If we cannot generate sufficient additional revenue, we may not be able to meet our debt service obligations, repay our debt when due, or comply with other covenants in the new 7.5% debentures. If we breach the new 7.5% debentures, the holders could require repayment of all amounts owed, and we would not have sufficient cash reserves to repay such amounts.

WE MAY BE UNABLE TO RAISE THE FUNDS NECESSARY TO REPAY OR REFINANCE OUR INDEBTEDNESS.

    We will be obligated to make principal and interest payments on the New Debentures each year until 2007, when the new 7.5% debentures mature. Although under certain circumstances we may pay interest in shares of our common stock or in additional new 7.5% debentures, this obligation generally requires significant amounts of liquidity. We will need additional capital to fund this obligation. Our ability to arrange financing and the cost of this financing will depend upon many factors, including:

      general economic and capital markets conditions generally, and in particular the non- investment grade debt market;

      credit availability from banks or other lenders;

      investor confidence in the telecommunications industry generally and our company specifically; and

      provisions of tax and securities law that are conducive to raising capital.

    If we need additional funds and are unable to raise them, our inability to raise them will have an adverse effect on our operations. If we decide to raise additional funds by incurring debt, we may become subject to additional or more restrictive financial covenants and ratios.

A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK ISSUED IN CONNECTION WITH THE RESTRUCTURING TRANSACTION MAY BE SOLD IN THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

    We are registering for resale hereunder 15,000,000 shares of our common stock that will be issued and issuable in connection with the restructuring transaction. The new 7.5% debentures that will be issued in the restructuring transaction will be convertible into between approximately 1,134,000 and approximately 3,201,000 shares (representing approximately 8.08% and 22.9% respectively of our shares outstanding on a diluted basis), depending on the conversion price. We

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


will not know the conversion price of the new 7.5% debentures until shortly before the closing of the restructuring transaction, and therefore cannot now determine the precise number of shares of our common stock that will be issued to the holders of the outstanding 9.75% debentures and Series A or the precise number of shares of our common stock that will be issuable upon conversion of the new 7.5% debentures upon consummation of the restructuring transaction. Assuming that the new 7.5% debentures are convertible into approximately 16% of our outstanding common stock on a diluted basis, we estimate that we will issue approximately 8,260,000 shares at the closing of the restructuring transaction, which may be sold into the public market immediately. Under that same assumption, and subject to certain restrictions, we estimate that the new 7.5% debentures we will issue will also be immediately convertible into approximately 2,240,000 shares of common stock, and those shares of common stock are also being registered for resale hereunder. Sales of a substantial number of shares of our common stock within any narrow period of time could cause our stock price to fall. In addition, the issuance of the additional shares of our common stock as a result of the restructuring transaction will reduce our earnings per share, if any. This dilution could reduce the market price of our common stock unless and until we achieve revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. We cannot assure you that we will achieve revenue growth, cost savings or other business economies.

WE MAY NOT BE ABLE TO OBTAIN THE ADDITIONAL FINANCING WE ANTICIPATE WE WILL NEED IN THE NEAR FUTURE TO CONTINUE OUR BUSINESS.

    We will need additional funds to support operations in the near future in order to continue to enhance and expand our product offerings and to increase our market share in the regional and metropolitan marketplace. If we are unable to obtain new investment, we may have to reduce or cease operations, or attempt to sell some or all of our operations or to merge with another entity. We cannot be sure that we will be able to obtain this new financing.

    The further development of our products as well as the expansion of manufacturing capabilities or the establishment of additional sales, marketing and distribution capabilities will likely require the commitment of substantial funds. Our existing working capital may not be sufficient to meet these expansion plans. Potential sources of additional funds include public or private offerings of debt or equity securities, bank lines of credit or extensions of existing arrangements by us. Additional financing may not be available on terms favorable to us, or at all. Insufficient funds may require us to delay, scale back or eliminate certain product development programs, or attempt to merge with another entity or otherwise reduce or cease operations. We also expect that, as a result of the slowdown in capital spending in the optical networking and telecommunications industries, we will need to continue to reduce our expenses in the near future to bring them in line with reduced revenues in order to conserve our working capital. Moreover, without adequate financing, potential customers who otherwise would select our products to purchase may decide to buy from other vendors whom the customers perceive to have greater financial stability.

THE EXCHANGING HOLDERS WILL HOLD A SUBSTANTIAL PORTION OF OUR STOCK AND WILL HAVE SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER CONSENT.

    Assuming the new 7.5% debentures are convertible into approximately 16% of our common stock outstanding on a diluted basis, the exchanging holders will own approximately 90% of our outstanding common stock immediately following consummation of the restructuring. If all of the new 7.5% debentures were converted into shares of our common stock, the exchanging holders would own approximately 74.4% of our common stock on a diluted basis, and existing shareholders would own approximately 10.5% of our common stock on a diluted basis. Accordingly, the exchanging holders will have significant influence over matters requiring our shareholder approval following the combination. The exchanging holders, if they act in concert, will effectively control our company and the election of directors to our Board of Directors. Consequently, they will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors, if they act in concert.

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WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR FUTURE LOSSES.

    We have incurred operating losses during the years ended January 31, 2002, 2001 and 2000 of $37.2 million, $50.4 million and $10.0 million, respectively, and as of October 31, 2002, we had an accumulated deficit of $180.1 million. We expect to continue to incur losses in the future. If we do not become profitable, the value of our stock will decrease. We have large expenses in the areas of sales and marketing, research and development, manufacturing, and general and administrative expenses that are not covered by our current sales volume and resulting gross margin. Currently, the majority of revenues are from shipments of our optical networking product lines. In order for us to become profitable, we will need to generate and sustain higher revenue, improve our gross margins on products while maintaining reasonable expense levels.

    In addition, we have incurred, and continue to incur, extraordinary and extremely high legal expenses in connection with our capital restructuring and defense of legal claims against us brought by prior officers, directors or other personnel claims. These expenses have depleted our existing working capital. If we continue to incur such expenses, our existing working capital may be depleted sufficiently that our business may be seriously harmed. We cannot assure you that we will be able to reduce such costs in the immediate future.

OUR HISTORY OF LOSSES AND FUTURE LOSSES COULD HAVE AN IMPACT ON OUR ABILITY TO FINANCE OUR BUSINESS AND RISK OUR ABILITY TO CONTINUE OPERATING.

    We have incurred significant losses and may incur significant losses in the future. Such losses could cause our equity balance to fall below necessary levels so that we are in violation of minimum listing requirements for our publicly traded stock on the Nasdaq National Market, which could cause significant decline in shareholder value and stock price.

IF NASDAQ DELISTS OUR COMMON STOCK FROM THE NASDAQ NATIONAL MARKET, THE MARKET LIQUIDITY FOR OUR COMMON STOCK COULD BE SEVERELY AND ADVERSELY EFFECTED.

    On September 18, 2002, the Nasdaq Stock Market informed us that we were not in compliance with its listing maintenance standards regarding minimum net tangible assets or minimum shareholder's equity. We believe that if our capital-restructuring plan is approved by our shareholders and is consummated, we will regain compliance with Nasdaq listing standards. However, on January 23, 2003, the Nasdaq staff determined that our stock should be delisted from Nasdaq because of concerns regarding the length of time it was taking to complete the restructuring transaction, and about our ability to remain in compliance for a long enough period of time even if the restructuring transaction was completed. We appealed this determination to a Nasdaq Listing Qualifications Panel, and our stock remains listed on Nasdaq pending the decision of the Panel. We expect that a decision by the Panel will have been rendered by the time the registration statement of which this prospectus forms a part is declared effective. If our stock is delisted from Nasdaq, the ability of holders of our common stock to sell our stock could be adversely affected, our ability to secure future funding might be severely impacted, and there could be a material adverse effect on our financial condition.

IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ MARKET SYSTEM, IT MAY BE SUBJECT TO THE 'PENNY STOCK' REGULATIONS, WHICH MAY AFFECT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES.

    Regulations of the SEC define 'penny stock' to be any non-Nasdaq equity security that has a market price as therein defined of less than $5.00 per share or which has an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction with respect to any penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. The SEC also requires disclosure of our commissions payable to both the broker/dealer and its registered representative and information regarding current quotations of the securities. Finally, the SEC requires that monthly statements be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

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YOUR PERCENTAGE OF OWNERSHIP AND VOTING POWER, AND THE PRICE OF OUR COMMON STOCK
MAY DECREASE BECAUSE WE MAY ISSUE A SUBSTANTIAL NUMBER OF SHARES OF COMMON
STOCK, OR SECURITIES CONVERTIBLE OR EXERCISABLE INTO OUR COMMON STOCK.

    On the effective date of the registration statement of which this prospectus forms a part, we will have the authority to issue up to one hundred fifty million shares of our common stock and two million shares of our preferred stock without shareholder approval. We will also have issued warrants to our shareholders of record as of a date to be determined, but which will be no more than ten (10) business days prior to the closing, which will be exercisable into approximately 600,000 shares of our common stock.

    We may also issue additional warrants and options to purchase shares of our common stock. These future issuances could be at values substantially below the price paid for our common stock by current shareholders. We may conduct additional future offerings of our common stock, preferred stock, or other securities with rights to convert the securities into shares of our common stock, which may result in a decrease in the value or market price of our common stock. Further, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the shareholders and may adversely affect the voting and other rights of holders of common stock.

OUR INDUSTRY IS HIGHLY COMPETITIVE, AND WE MAY NOT HAVE THE RESOURCES REQUIRED TO COMPETE SUCCESSFULLY.

    The market for optical networking equipment is extremely competitive. We expect competition to intensify in the future. Our primary sources of competition include vendors of optical networking and infrastructure equipment such as CIENA Corporation, Cisco Systems, Lucent Technologies, Nortel Networks, Sycamore Networks, and ADVA AG Optical Networking as well as private companies that have been or will be focusing on our target markets. The competitors for Meret's legacy products include Pesa, Artel, RGB Spectrum, Utah Scientific, and many other companies. We may also face competition from a number of other companies that have announced plans for new products to address the same network problems that our products address. Many of our current and potential competitors have significantly greater sales and marketing, technical, manufacturing, financial and other resources than we do. Our competitors also may have more extensive customer relationships than us, including relationships with our current and potential customers. If we are unable to compete successfully against our current and future competitors, we could experience pricing pressures, reduced gross margins and order cancellations, any one of which could seriously harm our business.

OUR BUSINESS MAY BE SERIOUSLY HARMED IF THE MARKET FOR OPTICAL NETWORKING PRODUCTS IN METROPOLITAN AND REGIONAL AREAS DOES NOT DEVELOP AS WE EXPECT.

    Our current and future product offerings are focused on the needs of providers that service regional and metropolitan areas. The market for optical networking products in regional and metropolitan areas is not yet mature, and we cannot be certain that a feasible market for our products will develop or be sustainable. In addition, the market has suffered a cutback in capital spending from both enterprise and carrier customers as a result of poor economic conditions. If this market does not develop, or develops more slowly than we expect or continues to be impacted by the reduction in capital spending, our business may be seriously harmed. Furthermore, the optical networking industry is subject to rapid technological change, and newer technology or products developed by others could render our products less competitive or obsolete. In developing our products, we have made, and will continue to make, assumptions about the optical networking standards that our customers and competitors may adopt. If the standards adopted are different from those which we have chosen to support, market acceptance of our product would be significantly reduced and our business will be seriously harmed.

OUR FUTURE GROWTH DEPENDS ON OUR ABILITY TO ATTRACT NEW CUSTOMERS, AND ON OUR CUSTOMERS' ABILITY TO SELL ADDITIONAL SERVICES TO THEIR OWN CUSTOMERS.

    Most of our potential customers evaluate optical networking products for deployment in large telecommunications systems that they are installing. There is only a relatively limited number of

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potential customers for our products. If we are not selected by a potential customer, our revenues and ability to grow our business may be seriously harmed. Similarly, our growth depends on our customers' success in selling communications services based on our products and complementary products from others. Our success will depend on our ability to effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. Any failure of our current or prospective customers to purchase products from us for any reason, including a downturn in their business, would seriously harm our ability to grow our business.

IF WE FAIL TO ESTABLISH AND SUCCESSFULLY MAINTAIN STRATEGIC ALLIANCES, LONG-TERM CONTRACTS AND RELATIONSHIPS WITH DISTRIBUTORS AND SYSTEM INTEGRATORS, OUR ABILITY TO GROW AND BE PROFITABLE MAY BE SERIOUSLY HARMED.

    Strategic alliances and long-term contracts are an important part of our effort to expand our sales opportunities and technological capabilities. To date, we have entered into strategic alliances with AT&T Broadband, now Comcast Corporation, United Pan-Europe Communications, INRANGE, and Looking Glass. In addition we have a long-term contract with Cox Communications. We cannot be certain that our existing alliances and long-term contracts will not be cancelled or that we will be able to enter additional strategic alliances on terms that are favorable to us. With the exception of two agreements we recently entered into with TCI Network Solutions, Inc., d/b/a AT&T Broadband Network Solutions, and UFO Communications, Inc., our agreements to date with our strategic allies are non-exclusive, and we anticipate that future agreements will also be on a non-exclusive basis. These agreements are generally short term, have no minimum financial commitments on either side and can be cancelled without significant financial consequence. In addition, we cannot be certain that our existing and any future strategic alliances will be successful. As we expand internationally, we will increasingly depend upon distributors and system integrators. Our ability to grow and be profitable may be seriously harmed if we fail to establish and maintain strategic alliances, long-term contracts and relationships with distributors and system integrators. Our five-year agreement with AT&T Broadband Network Solutions provides that we will be AT&T Broadband Network Solutions' exclusive supplier, subject to certain exceptions, of dense and course wavelength division multiplexing equipment. We also recently contracted with UFO to be its exclusive supplier of equipment, subject to certain exceptions, for networks owned, leased or operated by UFO.

WE RELY ON A SMALL NUMBER OF CUSTOMERS FOR MOST OF OUR REVENUES AND ANY LOSS, CANCELLATION, REDUCTION OR DELAY IN SALES TO, OR COLLECTIONS FROM, ANY SINGLE CUSTOMER COULD SERIOUSLY HARM OUR BUSINESS.

    Our customer base is highly concentrated. Historically, orders from a relatively limited number of customers accounted for most of our net sales. For the nine month period ending October 31, 2003, five customers accounted for 84% of net sales, during the year ended January 31, 2002, five customers accounted for 62% of net sales and in fiscal year 2001 five customers accounted for 44% of our net sales. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. We currently do not have any long-term purchase commitments with any of our customers, and we are subject to the varying purchase cycles of our customers. Our concentrated customer base significantly increases the credit risks associated with slow payments or non-payments by our customers. The loss or delay of orders or slow or non-payment from, any of our largest customers could adversely impact our business.

OUR BACKLOG AT ANY POINT MAY NOT BE A GOOD INDICATOR OF EXPECTED REVENUES.

    Our backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for the quarter. To achieve our sales objective, we are dependent upon obtaining orders during each quarter for shipment during that quarter. Furthermore, our agreements with our customers typically provide that they may change delivery schedules and cancel orders within specified times which are typically 30 days or more prior to the scheduled shipment date, without significant penalty. Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other

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reasons. Decisions by such customers to reduce their inventory levels have led and could lead to reductions in purchases from us. These reductions, in turn, have and could cause fluctuations in our operating results and have had and could have caused an adverse effect on our business, financial condition and results of operations in periods in which the inventory is reduced.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, CAUSING OUR STOCK PRICE TO DECLINE.

    Our revenues and operating results will vary significantly from quarter to quarter and year to year due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Some of the factors that may affect us include changes in market demand for our optical networking products, the cost and availability of components used in our products, the timing and amount of customer orders, the length and unpredictability of the sales and deployment cycles of our products, the timing of new product introductions and enhancements by our competitors and ourselves, changes in our pricing or the pricing of our competitors, our ability to attain and maintain production volumes and quality levels of our products, and general economic conditions as well as those specific to the telecommunications and related industries.

IF WE ARE UNABLE TO COMPLY WITH REGULATIONS AFFECTING OUR CUSTOMERS' INDUSTRIES, OUR REVENUES MAY BE SERIOUSLY HARMED.

    Our customers are involved in industries that are subject to extensive regulation by domestic and foreign governments. If we fail to conform our products to these regulatory requirements, we could lose sales and our business could be seriously harmed. Additionally, any failure of our products to comply with relevant regulations could delay their introduction and require costly and time-consuming engineering changes.

THE TIME THAT OUR CUSTOMERS AND POTENTIAL CUSTOMERS REQUIRE FOR TESTING AND QUALIFICATION BEFORE PURCHASING OUR PRODUCTS CAN BE LONG AND VARIABLE, AND MAY REQUIRE US TO INVEST SIGNIFICANT RESOURCES WITHOUT ANY ASSURANCES OF SALES, WHICH MAY CAUSE OUR RESULTS OF OPERATIONS TO BE UNPREDICTABLE.

    Before purchasing our products, potential customers typically undertake a lengthy evaluation, testing and product qualification process. In addition, potential customers often require time-consuming field trials of our products. Our sales effort requires the effective demonstration of the benefits of our products to, and significant training of, potential customers. In addition, even after deciding to purchase our products, our customers may take several years to deploy our products. The timing of deployment depends on many factors, including the sophistication of a customer and the complexity and size of a customer's networks. Our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue, can often be longer than one year. The length and variability of our sales cycle is influenced by a variety of factors beyond our control, including our customers' buildout and deployment schedules, our customers' access to product purchase financing, our customers' needs for functional demonstration and field trials, and the manufacturing lead time for our products. Because our sales cycles are long and variable and may require us to invest significant resources without any assurances of sales, our results of operations may be unpredictable.

THE GIGAMUX'r', EPC'TM', TERAMANAGER'TM' AND JUMPSTART'TM' ARE OUR ONLY CURRENTLY AVAILABLE SIGNIFICANT PRODUCTS, AND IF THEY ARE NOT COMMERCIALLY SUCCESSFUL, OUR REVENUE WILL NOT GROW AND WE MAY NOT ACHIEVE PROFITABILITY.

    If our customers and potential customers do not adopt, purchase and successfully deploy our GigaMux'r', EPC'TM', TeraManager and JumpStart products in large numbers, our revenue may not grow and our business, financial condition and results of operations will be seriously harmed. Because the market for our products is relatively new, future demand for our products is uncertain and will depend on the speed of adoption of optical networking, in general, and optical equipment in metro and regional networks, in particular.

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IF WE ARE NOT ABLE TO DEVELOP AND COMMERCIALIZE NEW OR ENHANCED PRODUCTS, OUR
OPERATING RESULTS AND COMPETITIVE POSITION WILL BE SERIOUSLY HARMED.

    Our growth depends on our ability to successfully fund and develop new and enhanced products. The development of new or enhanced products is a costly, complex and uncertain process that requires us to anticipate accurately future technological and market trends. Our next generation of transport and network management products, as well as our TeraMatrix'TM' line of wavelength switching products, is currently under development. We cannot be sure whether these or other new products will be successfully developed and introduced to the market on a timely basis, or at all. We will need to complete each of the following steps to successfully commercialize these and any other new products, complete product development, qualify and establish component suppliers, validate manufacturing methods, conduct extensive quality assurance and reliability testing, complete software validation, and demonstrate systems interoperability.

    Each of these steps presents serious risks of failure, rework or delay, any one of which could adversely affect the rate at which we are able to introduce and market our products. If we do not develop these products in a timely manner, our competitive position and financial condition could be adversely affected.

    In addition, as we introduce new or enhanced products, we must also manage the transition from older products to newer products. If we fail to do so, we may disrupt customer ordering patterns or may not be able to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Any failure to effectively manage this transition may cause us to lose current and prospective customers.

IF OUR PRODUCTS DO NOT INTEROPERATE WITH OUR CUSTOMERS' NETWORKS, INSTALLATIONS WILL BE DELAYED OR CANCELLED OR OUR PRODUCTS COULD BE RETURNED.

    Many of our customers require that we design products to interoperate with their existing networks, each of which may have different specifications and utilize a variety of protocols. Our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we are required to modify our product design to be compatible with our customers' systems to achieve a sale, it may result in a longer sales cycle, increased research and development expense and reduced margins on our products. If our products do not interoperate with those of our customers' networks, installations could be delayed, orders for our products could be cancelled or our products could be returned, any of which could seriously harm our business.

OUR PRODUCTS MAY HAVE ERRORS OR DEFECTS THAT WE FIND ONLY AFTER DEPLOYMENT, WHICH COULD SERIOUSLY HARM OUR RELATIONSHIP WITH OUR CUSTOMERS AND OUR REPUTATION.

    Our customers may discover errors or defects in our products, and our products may not operate as expected. If we are unable to fix errors or other problems that may be identified on a timely basis, we could experience losses of or delays in revenues and loss of market share, loss of customers, failure to attract new customers or achieve market acceptance, diversion of engineering resources, increased service and warranty costs, and legal actions by our customers. Any failure of our current or planned products to operate as expected could delay or prevent their adoption and seriously harm our relationship with our customers and our reputation.

WE DEPEND UPON CONTRACT MANUFACTURERS AND ANY DISRUPTION IN THESE RELATIONSHIPS MAY CAUSE US TO FAIL TO MEET THE DEMANDS OF OUR CUSTOMERS AND DAMAGE OUR CUSTOMER RELATIONSHIPS.

    We use contract manufacturers to manufacture and assemble some of our products in accordance with our specifications. We currently have three U.S.-based contract manufacturers. We do not have long-term contracts with any of them, and none of them is obligated to perform services for us for any specific period or at any specified price, except as may be provided in a particular purchase order. We may not be able to effectively manage our relationships with these manufacturers and they may not meet our future requirements for timely delivery or provide us with the quality of products that we and our customers require.

    Each of our contract manufacturers also builds products for other companies. We cannot be certain that they will always have sufficient quantities of inventory available to fill our orders, or that they will allocate their internal resources to fill these orders on a timely basis. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of our products. If we are required to change contract manufacturers, we may suffer delays that could lead to the loss of revenue and damage our customer relationships.

WE RELY ON A LIMITED NUMBER OF SUPPLIERS AND SINGLE SUPPLIERS FOR SOME OF OUR COMPONENTS, AND OUR SALES AND OPERATING RESULTS MAY BE SERIOUSLY HARMED IF OUR SUPPLY OF ANY OF THESE COMPONENTS IS DISRUPTED.

    We and our contract manufacturers currently purchase several key components of our products from single and limited sources. We purchase each of these components on a purchase order basis and have no long-term contracts for these components. In the event of a disruption in supply or if we receive an unexpectedly high level of purchase orders, we may not be able to develop an alternate source in a timely manner or at favorable prices. Any of these events could hurt our ability to deliver our products to our customers and negatively affect our operating margins. In addition, our reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Any such disruption in supply would seriously affect our present and future sales.

WE EXPECT THE AVERAGE SELLING PRICES OF OUR PRODUCTS TO DECLINE, WHICH MAY REDUCE GROSS MARGINS AND REVENUE.

    Our industry has experienced significant erosion of average product selling prices. We anticipate that the average selling prices of our products will decline in response to competitive pressures, increased sales discounts, and new product introductions by our competitors or other factors. Such reduced sales prices require us to reduce our costs in order to maintain or improve our existing gross margins. If we are unable to achieve sufficient cost reductions and increases in sales volumes, the decline in average selling prices will reduce our gross margins and revenue.

IF WE ARE UNABLE TO HIRE OR RETAIN HIGHLY SKILLED PERSONNEL, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS SUCCESSFULLY.

    Our future success depends upon the continued services of our key management, sales and marketing, and engineering personnel, many of whom have significant industry experience and relationships. Many of our personnel could be difficult to replace. We do not have 'key person' life insurance policies covering any of our personnel. The loss of the services of any of our key personnel could delay the development and introduction of, and negatively impact our ability to sell, our products. Competition for highly skilled personnel is intense in our industry, and we may not be able to attract and retain qualified personnel, which could seriously harm our business.

IF WE BECOME SUBJECT TO UNFAIR HIRING CLAIMS, WE COULD INCUR SUBSTANTIAL COSTS IN DEFENDING OURSELVES.

    Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive claims of this kind in the future as we seek to hire qualified personnel or that those claims will not result in material litigation. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of their merits. In addition, defending ourselves from such claims could divert the attention of our management away from our operations.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH COULD LIMIT OUR ABILITY TO COMPETE.

    We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors gain access to our technology, our ability to compete could be harmed.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS AND REQUIRE US TO INCUR SIGNIFICANT COSTS.

    In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may be a party to litigation in the future to protect our intellectual property or as a result of an allegation that we infringe upon others' intellectual property rights. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Additionally, any claims and lawsuits, regardless of their merits, would likely be time-consuming and expensive to resolve and would divert management time and attention.

    Any claims of infringement on the intellectual property rights of others could also force us to do one or more of the following: stop selling, incorporating or using our products that use the challenged intellectual property, obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which may not be available to us on reasonable terms, or at all, or redesign those products that use such technology. If we are forced to take any of the foregoing actions, our business may be seriously harmed. However, we intend to vigorously protect our intellectual property against all material challenges.

IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY ARE NOT AVAILABLE TO US OR ARE VERY EXPENSIVE, OUR PRODUCTS COULD BECOME OBSOLETE.

    We have been licensing, and may be required to, license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. If we are required to obtain any third-party licenses to develop new products and product enhancements, we could be required to obtain substitute technology, which could result in lower performance or greater cost, either of which could seriously harm the competitiveness of our products.

    Our international operations are subject to a number of risks, including changes in foreign government regulations and telecommunications standards, import and export license requirements, tariffs, taxes and other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, the burden of complying with a wide variety of foreign laws, treaties and technical standards, difficulty in staffing and managing foreign operations, and political and economic instability.

    The majority of our sales and expenses have been denominated in U.S. dollars. However, in the future a larger portion of our sales and expenses may be denominated in non-U.S. currencies. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business could cause foreign currency translation gains or losses that we would recognize in the period incurred. We cannot predict the effect of exchange rate fluctuations on our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.

IF WE DO NOT EFFECTIVELY MANAGE OUR GROWTH, WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR BUSINESS.

    Our business has experienced wide fluctuations in sales volume from quarter to quarter, which places a significant strain on our management systems and resources. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We will need to continue to improve our financial, managerial and manufacturing processes and reporting systems, and will need to continue to expand, train and manage our workforce worldwide. If we fail to effectively manage our growth and address the above requirements, our ability to pursue business opportunities and expand our business could be harmed.

OUR STOCK PRICE MAY BE VOLATILE WHICH MAY AFFECT YOUR ABILITY TO SELL SHARES AT OR ABOVE THE OFFERING PRICE OR RESULT IN SECURITIES LITIGATION AGAINST US.

    The stock market in general, the Nasdaq Stock Market and the stock of optical networking companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to a company's operating performance. We expect the price of our common stock to fluctuate. The offering price may not be indicative of the prices that will prevail in the public market after the offering. The trading price of our common stock could fluctuate in response to factors including those described elsewhere in this prospectus and:

      General market and economic conditions;

      Announcements of technological innovations or new products;

      Publicity regarding actual or potential results with respect to technologies or products under development; and

      Other events or factors, many of which are beyond our control

    These broad market and industry factors may cause our stock price to decline, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Securities class-action litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our profitability.

                                  THE OFFERING

Shares of Common Stock Offered...............  15,000,000 shares of common stock.

Use of Proceeds..............................  We do not own any of the shares being registered hereunder and so we will not
                                               receive any cash proceeds from the sale of
                                               the shares.

Nasdaq Symbol................................  FIBR

                                USE OF PROCEEDS

    We do not own any of the shares offered hereunder and we will not receive any cash proceeds from their sale. In consideration for our issuing the shares of common stock and new 7.5% debentures, our outstanding 9.75% Debentures and SNI's Series A will be retired and cancelled and will not be reissued. We will bear the expenses of the restructuring.

                              SELLING SHAREHOLDERS

    We are registering a total of 15,000,000 shares of our common stock, pursuant to the requirements of the Exchange Agreement and Registration Rights Agreement we entered into (or into which we will enter) with the holders of our outstanding 9.75% debentures and SNI's Series A. We are registering for resale the shares of common stock that will be issued at the closing of the restructuring transaction, the shares of our common stock that are issuable upon conversion of the new 7.5% debentures that we will issue as part of the restructuring transaction, the shares of our common stock that are potentially issuable as payment of interest or a commitment fee on the new 7.5% debentures, and shares of our common stock that may be issuable so to prevent dilution in the event and subject to certain exceptions we issue common stock or securities convertible or exercisable into our common stock at a price less than the conversion price of the new 7.5% debentures. Other than the shares covered by this prospectus, none of the selling shareholders listed below holds more than one percent (1%) of our common stock and none has ever held any position or office with us.

    The following table sets forth information for the shares being registered hereunder, as of March 17, 2003, and assuming the exchange had closed on that date, with respect to the shares to be held by the selling shareholders upon consummation of the exchange. The number of shares of common stock to be offered for resale by this prospectus by the selling shareholders was determined by the terms of our agreement with such selling shareholders. All numbers give effect to the 1-for-20 reverse stock split that became effective October 28, 2002.

                                                      PERCENTAGE OF
                                                       OUTSTANDING
                                   SHARES OF COMMON   COMMON STOCK      NUMBER OF     NUMBER OF SHARES
                                     STOCK OWNED       OWNED PRIOR    SHARES TO BE       OF COMMON
                                    PRIOR STOCK TO     TO OFFERING     OFFERED FOR      OWNED AFTER
   NAME OF SELLING SHAREHOLDER     OFFERING (1)(2)       (1)(2)          SALE(3)          OFFERING
---------------------------------  ----------------   -------------   -------------   ----------------
Deutsche Bank AG, London
  Branch.........................      1,023,234            7.3%        1,023,234            0
Gryphon Master Fund, L.P.........        409,293            2.9%          409,293            0
ZLP Master Fund, Ltd.............         68,216             .5%           68,216            0
ZLP Master Technology Fund,
  Ltd............................        613,940            4.4%          613,940            0
Societe Generale.................        545,725            3.9%          545,725            0
Jeffrey Thorp IRA, Bear Stearns
  Custodian......................        409,293            2.9%          409,293            0
Crescent International, Ltd......        163,717            1.2%          163,717            0
Riverview Group, LLC.............        272,862            2.0%          272,862            0
Elliott Associates L.P...........        136,431            1.0%          136,431            0
Langley Partners, L.P............        409,293            2.9%          409,293            0
Steelhead Investments Ltd........        341,078            2.4%          341,078            0
Belmarken Holding BV.............      2,049,612           14.3%        2,049,612            0
Telcom -- SNI Investors,
  L.L.C..........................      1,826,382           13.0%        1,826,382            0
Sorrento Holdings, L.L.C.........        791,666            5.6%          791,666            0
General Signal Holdings Company..        365,384            2.6%          365,384            0
Andersen, Weinroth Capital
  Corp...........................        261,500            1.8%          261,500            0
Andersen Weinroth & Co., L.P.....        182,692            1.3%          182,692            0
ASM Investments, L.L.C...........        158,333            1.1%          158,333            0
Fisher Capital Partners..........        121,795             .9%          121,795            0
Six Rivers Group, Ltd............        121,795             .9%          121,795            0
Summit Capital Management........         60,898             .4%           60,898            0
Virgo Cap, Inc...................         60,898             .4%           60,898            0
Renn Zaphiropoulos...............         30,449             .2%           30,449            0
Michael S. Kagnoff...............         12,180            .08%           12,180            0
                                      ----------          -----        ----------            --
Total............................     10,436,666          73.98%       10,436,666            0
                                      ----------          -----        ----------            --
                                      ----------          -----        ----------            --

---------


 (1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Each selling shareholder has sole voting power and investment power with respect to all shares listed as owned by that selling shareholder.

 (2) In addition to the shares set forth in these columns, we are registering an additional 4,563,334 shares, which are potentially issuable as payment of interest or a commitment fee on the new 7.5% debentures and to prevent dilution in the event we issue common stock at a price less than the conversion price of the new 7.5% debentures. As such, these shares will not be issued on the closing date of the restructuring transaction.

 (3) We do not know when or in what amounts the selling shareholders will offer shares for sale, if at all. The selling shareholders may sell any or all of the shares included in and offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling shareholders.

                    SUMMARY OF REGISTRATION RIGHTS AGREEMENT

    We believe that the following summary describes the material terms of the Registration Rights Agreement. We recommend that you carefully read this agreement in its entirety for a complete description of its terms and conditions.

REGISTRATION RIGHTS AGREEMENT

    As part of the restructuring transaction with the holders of our outstanding 9.75% debentures and Series A Preferred Stock, we will enter into a registration rights agreement pursuant to which we will agree to file the registration statement of which this prospectus forms a part with the SEC, which when declared effective by the SEC, will permit the resale from time to time by the holders of the shares of our common stock being registered and offered hereunder.

    We will use our reasonable best efforts to keep the registration statement of which this prospectus forms a part effective until the earlier of the third anniversary of the closing date of the restructuring transaction (subject to extension in some circumstances) or the date that there cease to be any shares of our common stock that we are required to keep registered for resale.

    We may take any action required by any law or regulation that results in the holders of the shares of our common stock being registered and offered hereunder being unable to offer and sell any of our common stock during a given time period. In addition, if our board of directors determines that the continued effectiveness of the registration statement of which this prospectus forms a part would require us to disclose a material financing, acquisition or other corporate transaction that we are then contemplating, we may suspend the effectiveness of the registration statement of which this prospectus forms a part, but not for more than 30 consecutive days, and not more than twice or for more than 60 days in any 12 month period.

    We will also provide incidental, or 'piggyback' rights to the selling shareholders hereunder. This means that, with certain exceptions, at any time during the period that the registration statement of which this prospectus forms a part is effective, if we propose to register any shares of our common stock, we will provide the selling shareholders hereunder with the opportunity to register all or part of the securities that are registrable pursuant to the restructuring transaction in that registration statement.

    We will seek to have the securities registrable pursuant to the restructuring transaction listed on the Nasdaq National Market, or other market or exchange where shares of our common stock are then listed.

    After the six month anniversary of the closing of the restructuring transaction, and during the time that the registration statement of which this prospectus forms a part is effective, the selling shareholders hereunder may sell their securities in an underwritten offering, provided that at least
$7.5 million of securities registrable pursuant to the restructuring transaction are included in the underwritten offering. We will not be obligated to arrange for more than two such underwritten offerings during the time the registration statement is effective or more than one such underwritten offering in any 12 month period.

    We will bear all the expenses in connection with any registration statement filed pursuant to the Registration Rights Agreement other than the legal fees and expenses, brokerage commissions and underwriting discounts and commissions of the selling shareholders and, under some circumstances, certain expenses we incur in connection with a request by the selling shareholders for an underwritten offering that is withdrawn by them.

                              PLAN OF DISTRIBUTION

    We have been advised that there are currently no underwriting arrangements with respect to the shares being registered hereunder or of the shares potentially issuable upon conversion of, or as interest or commitment fees on the new 7.5% debentures. The selling shareholders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time directly by the selling shareholders, or through one or more underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. If the shares are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent's commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses (crosses are transactions in which the same broker acts as an agent on both sides of the trade) or block transactions:

    1. on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

    2. in the over-the-counter market,

    3. in transactions otherwise than on these exchanges or services or in the over-the-counter market,

    4. through the writing of options, whether such options are listed on an options exchange or otherwise, or

    5. through the settlement of short sales.

    In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

    The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus.

    The selling shareholders also may transfer, pledge or donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus. Upon our being notified by a named selling shareholder that a donee or a pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

    The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be 'underwriters' within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At anytime a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed, which will disclose:

    The name of the selling shareholders and any participating underwriters, broker-dealers or agents;

    The aggregate amount and type of securities being offered;

    The price at which the securities were sold and other material terms of the offering;

    Any discounts, commissions, concessions or other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

    That the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

    We cannot assure you that any selling shareholder will sell any or all of the shares or registered pursuant to the registration statement of which this prospectus forms a part. Selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

    Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

    We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements for counsel to the selling shareholders. Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part, we will indemnify the selling shareholders against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.

                        DESCRIPTION OF OUR COMMON STOCK

    Currently, we are authorized to issue 7.5 million shares of common stock, par value $6.00 per share, and 2 million shares of preferred stock, $0.01 par
value per share. As of March   , 2003, there are 868,000 shares of common stock
issued and outstanding. Before the closing of the restructuring transaction, we will reincorporate as a Delaware corporation and will be authorized to issue 150 million shares of common stock, par value $0.001 per share, and 2 million shares of preferred stock, $0.01 par value per share.

    Each share of our common stock has, and after our reincorporation in Delaware will have, one vote on all matters presented to the shareholders. Because our common stock does not and will not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. The holders of our common stock are, and after our reincorporation in Delaware will be, entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are, and after our reincorporation in Delaware will be, entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision for claims against us. Holders of shares of common stock, as such, have, and after our reincorporation in Delaware will have, no conversion, preemptive or other subscription rights, and there are and will be no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby when issued against payment of the consideration set forth in this prospectus, will be, fully paid and nonassessable.

    The registrar and transfer agent for our common stock is American Stock Transfer & Trust Co., 6201 15th Avenue, 3rd Floor, Brooklyn, New York 11219.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of the registration statement on Form S-3 which we filed with the SEC under the Securities Act using a 'shelf' registration process. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

    We are subject to and comply with the informational reporting requirements of the Securities Exchange Act of 1934. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its regional offices at: 233 Broadway, New York, New York 10279 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

    The SEC allows us to 'incorporate by reference' into this prospectus the information we file with the SEC. This means that we may disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus. If we subsequently file superseding or updating information with the SEC in a document that is incorporated by reference into this prospectus, the updated information will also become a part of this prospectus and will supersede the earlier information.

    We are incorporating by reference into this prospectus the following documents that we previously filed with the SEC:

      Our Annual Report on Form 10-K/A for the fiscal year ended
      January 31, 2002.

      Our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2002, July 31, 2002 and October 31, 2002.

      Our Current Reports on Form 8-K dated March 12, 2003, December 16, 2002, November 25, 2002, November 6, 2002,
      October 25, 2002, and September 20, 2002, August 9, 2002 and
      March 6, 2002,.

      The description of our common stock contained in our registration statement on Form S-8, filed with the SEC on March 19, 2002, including any amendment or report filed for the purpose of updating that description.

    We are also incorporating by reference into this prospectus all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering. Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    You may obtain copies of any of our filings which are incorporated by reference, at no cost, by contacting us at the following address or telephone number:

                           Sorrento Networks Corporation
                               9990 Mesa Rim Road
                          San Diego, California 92121
                          Attention: Joe R. Armstrong
                            Chief Financial Officer
                                 (858) 558-3960

    In order to ensure timely delivery of the documents, your request should be made no later than five (5) business days prior to the date on which you make your final investment decision.

                          FORWARD LOOKING INFORMATION

    All statements included or incorporated by reference in this prospectus, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward looking statements. Such statements are typically characterized by terminology such as 'believe,' 'anticipate,' 'should,' 'intend,' 'plan,' 'will,' 'expect,' 'estimate,' 'project,' 'positioned,' 'strategy,' and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under 'Risk Factors,' as well as other factors that our management has not yet identified. Any such forward looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward looking statements. We disclaim any duty to update any forward looking statements.

                                 LEGAL MATTERS

    The legality of the shares offered by this prospectus has been passed upon by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey.

                                    EXPERTS

    The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

                               15,000,000 SHARES

                         SORRENTO NETWORKS CORPORATION

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------

    We have not authorized any dealer, sales person or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information.

    This prospectus is not an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction where it is unlawful.

    The information contained in this prospectus is current as of March 20, 2003

                                 MARCH 20, 2003

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The registrant estimates expenses in connection with the offering described in this Registration Statement will be as follows:

ITEM                                                            AMOUNT
----                                                            ------
Securities and Exchange Commission Registration Fee           $ 8,348.88
Printing and Engraving Expenses                               $10,000.00
Accountants' Fees and Expenses                                $ 8,000.00
Legal Fees and Expenses                                       $25,000.00
Nasdaq Listing Fees                                           $22,500.00
Miscellaneous                                                 $ 1,151.12
Total                                                         $75,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant's current Certificate of Incorporation permits indemnification to the fullest extent permitted by New Jersey law, and after reincorporation in Delaware, the Certificate of Incorporation of the new Delaware corporation will permit indemnification to the fullest extent permitted by Delaware law. The bylaws of the Registrant require, and after reincorporation in Delaware will require, the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any proceeding, by reason of the fact that such person was or is a director or officer of the Registrant or that, being or having been such a director or officer of the Registrant, such person is or was serving at the request of the Registrant as a director, officer, employee or agent of another business entity, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant may also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such proceeding if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Such indemnification is mandatory under the Registrant's by-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the shareholders.

    New Jersey law permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. The Delaware General Corporation Law also authorizes a corporation to indemnify directors, officers, employees or agents of the corporation if such party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reason to believe his or her conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Delaware law further provides that indemnification shall be provided if the party in question is successful on the merits otherwise. In addition, the Delaware General Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

    The Registrant currently maintains a directors and officers liability insurance policy.

ITEM 16. EXHIBITS.

Exhibit
Number                     Description of Document
------                     -----------------------
  3.1    -- Restated Certificate of Incorporation dated June 14, 1988
            (A).

  3.2    -- Amended and Restated By-Laws of the Registrant (B).

  3.6    -- Series D Preferred Stock Certificate of Designation (D).

  3.9    -- Certificate of Amendment to the Certificate of
            Incorporation dated January 16, 1998 (F).

  3.10   -- Amendment to the By-Laws dated January 30, 1998 (F).

  3.11   -- Corrected Certificate of Incorporation of Sorrento
            Networks, Inc. (P).

  3.12   -- Series F Preferred Stock Certificate of Designation (P).

  3.13   -- Certificate of Amendment to the Certificate of
            Incorporation dated October 25, 2002 (R).

  3.14 -- Certificate of Correction to the Certificate of Amendment to the Certificate of Incorporation dated November 6, 2002, filed herewith.

  3.15 -- Form of Certificate of Incorporation of new Delaware corporation(s).

  3.16   -- Form of By-Laws of new Delaware corporation(s).

  4.1    -- 1988 Stock Option Plan (G).

  4.2    -- Amended and Restated 1997 Incentive and Non-Qualified
            Stock Option Plan (F).

  4.3    -- 1997 Directors Stock Option Plan (H).

  4.4    -- 2000 Stock Incentive Plan (O).

  4.5    -- 2000 Employee Stock Purchase Plan (I).

  4.6    -- 2000 Stock Option/Stock Issuance Plan of Sorrento
            Networks, Inc. (O).

  4.7    -- Form of Senior Convertible 9.75% Debenture due August 2,
            2004 (P).

  4.8    -- Form of Warrant dated August 2, 2001 (P).

  4.9    -- Form of 7.5% Convertible Debenture Due August 2, 2007
            (S).

  4.10   -- Form of Warrant (S).

  4.11   -- Sorrento Networks Corporation 2003 Equity Incentive Plan
            (S).

  5.     -- Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel
            LLP -- filed herewith.

 10.1    -- Line of Credit Agreement with Coast Business Credit dated
            May 28, 1995 and Modification dated January 31, 1996 (J).

 10.5    -- Agreement dated June 12, 2000 with Par Chadha (N).

 10.7    -- Agreement dated May 22, 2000 with Rohit Phansalkar (N).

 10.8    -- Agreement dated May 22, 2000 with Christopher E. Sue (N).

 10.9    -- Agreement dated August 22, 2000 with Leonard N. Hecht
            (O).

 10.10   -- Agreement dated May 22, 2000 with John A. Mason (O).

 10.11   -- Agreement dated July 12, 2000 with Richard L. Jacobson
            (O).

 10.12   -- Securities Purchase Agreement dated as of August 1, 2001
            (P).

 10.13   -- Escrow Agreement dated as of August 1, 2001 (P).

 10.14   -- Registration Rights Agreement dated as of August 2, 2001
            (P).

 10.18   -- Agreement dated March 1, 2002, with Phillip W. Arneson
            (Q).

 10.19   -- Exchange Agreement dated March 6, 2003 (S).

 10.20   -- Form of Registration Rights Agreement with Exchanging
            Holders (S).

Exhibit
Number                     Description of Document
------                     -----------------------
 21.     -- Subsidiaries of the Registrant (Q).

 23.1    -- Consent of BDO Seidman LLP -- filed herewith.

 23.2    -- Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel
            LLP (included in opinion filed as Exhibit 5).

 24      -- Power of Attorney (Included with signatures on page II-5 hereof).

--------------

    The foregoing are incorporated by reference from the Registrant's filings indicated:

   (A)          Form 10-QSB for quarter ended July 31, 1986
   (B)          Form 10-K for the year ended January 31, 1988
   (C)          Form 10-K for year ended January 31, 1993
   (D)          Form S-3 dated February 25, 1997
   (E)          Form 10-KSB for year ended January 31, 1997
   (F)          Proxy Statement dated December 1, 1999
   (G)          Proxy Statement dated May 13, 1998
   (H)          Proxy Statement dated November 21, 1997
   (I)          Proxy Statement dated December 11, 2000
   (J)          Form 10-KSB for year ended January 31, 1996
   (K)          Form 8-K dated February 2, 1996
   (L)          Form 8-K dated September 12, 1996
   (M)          Form 8-K dated September 23, 1996
   (N)          Form 10-Q for the quarter ended October 31, 2000
   (O)          Form 10-K for the year ended January 31, 2001
   (P)          Form 8-K dated August 2, 2001.
   (Q)          Form 10-K for the year ended January 31, 2002
   (R)          Form 8-K dated October 25, 2002.
   (S)          Preliminary Proxy Statement filed with the SEC on March 6,
                2003.

    NOTE: Certain previously filed exhibits are no longer being incorporated by reference (and therefore not numerically listed) as the underlying documents have either expired or are no longer material or relevant.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the
                Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in 'Calculation of Registration Fee' table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 20th day of March, 2003.

                                          SORRENTO NETWORKS CORPORATION

                                          By:       /s/ PHILLIP W. ARNESON
                                               .................................

                                                     PHILLIP W. ARNESON
                                                   CHIEF EXECUTIVE OFFICER

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Phillip W. Arneson, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his her name, place and stead, in any and all capacities, to sign
(i) any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith and (ii) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

                SIGNATURE                                  TITLE                         DATE
                ---------                                  -----                         ----
          /s/ PHILLIP W. ARNESON            Chief Executive Officer, Chairman,      March 20, 2003
 .........................................    Director
            PHILLIP W. ARNESON

           /s/ JOE R. ARMSTRONG             Principal Accounting Officer, Chief     March 20, 2003
 .........................................    Financial Officer
             JOE R. ARMSTRONG

               DONNE FISHER                 Director
 .........................................
               DONNE FISHER

            /s/ ROBERT HIBBARD              Director                                March 20, 2003
 .........................................
              ROBERT HIBBARD

             GARY M. PARSONS                Director
 .........................................
             GARY M. PARSONS

          /s/ LARRY J. MATTHEWS             Director                                March 20, 2003
 .........................................
            LARRY J. MATTHEWS

                          STATEMENT OF DIFFERENCES

         The trademark symbol shall be expressed as ................ 'TM'
         The registered trademark symbol shall be expressed as ..... 'r'